

March 30, 2012

Mr. Jason Berg
Principal Financial Officer
AMERCO
1325 Airmotive Way, Suite 100
Reno, Nevada 89502-3239

  Re: AMERCO
     Form 10-K for the Fiscal Year Ended March 31, 2011
     Filed June 9, 2011
     Definitive Proxy Statement on Schedule 14A
     Filed July 15, 2011
     Form 10-Q for the Quarterly Period Ended December 31, 2011
     Filed February 8, 2012
     File No. 001-11255

Dear Mr. Berg:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2011

General

1. We note your effective registration statement on Form S-3 (File No. 333-169832). We also note that you have filed a number of prospectus supplements pursuant to Rule 424 of the Securities Act of 1933 and a number of current reports on Form 8-K related to the offering of securities pursuant to such registration statement. We further note that the current reports on Form 8-K included unqualified opinions of counsel with respect to the legality of the securities being offered. Lastly, we note that in a number of cases it is

unclear whether the unqualified opinions of counsel were filed prior to closing of the offering. For example, refer to the prospectus supplement filed on November 8, 2011 and the associated current report on Form 8-K filed on January 18, 2012. Please confirm that in any subsequent offerings of securities pursuant to the aforementioned registration statement you will file an unqualified opinion of counsel no later than the closing date of the offering of securities covered by the registration statement.

2. We note that the unqualified opinions of counsel filed in connection with the above referenced registration statement are limited to the laws of New York. We also note that the company is a Nevada corporation. Please confirm that in any subsequent offerings of securities pursuant to the above referenced registration statement that you will have counsel opine upon the laws of New York and Nevada or, alternatively, you will file unqualified opinions of local Nevada counsel in which counsel opines that the company is validly existing, has the power to create the obligations, and has taken the required steps to authorize entering into the obligations. Refer to Section II.B.1.e. of Staff Legal Bulletin No. 19 for further guidance.

Management's Discussion and Analysis

Fiscal 2011 Compared with Fiscal 2010, page 23

3. Refer to your discussions of self-moving equipment rental revenues and self-storage revenues in the first two paragraphs of this section. In each case, you attribute the increase in revenues to two factors. Where variances in line items are the result of more than one factor and/or of offsetting factors, the impact of each of the factors should be quantified if practicable. Our comment addresses comparative discussions throughout your narrative, as applicable.

Financial Statements

Consolidated Statements of Cash Flows, page F-6

4. We note the securitization deposits of approximately $46.8 million included under financing activities in fiscal 2011. Please explain the nature of and reasons for these deposits and tell us how the required amounts are determined. Address the activity in these deposits through September 30, 2011 as well in your response.

Definitive Proxy Statement on Schedule 14A

5. Please refer to item number 2 on your proxy card for your 2011 annual meeting of stockholders. In future filings, please confirm that you will include an advisory vote description that is consistent with the Exchange Act Rule 14a-21 requirement for shareholders to be given an advisory vote to approve the compensation paid to a company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K. For further guidance, please refer to Exchange Act Rules Compliance and Disclosure Interpretation 169.07.

Form 10-Q for the Quarter Ended December 31, 2011

Management's Discussion and Analysis
Critical Accounting Policies and Estimates, page 39

6. Refer to your discussion of insurance reserves on pages 41 and 42. We note that insurance reserve adequacy is reviewed by management on a regular basis to determine if existing assumptions need to be dated. We also note that Repwest conducted a "more in-depth review" of its claims during the fourth quarter of the calendar year (the basis upon which it reports as required by state insurance departments). This in-depth review was conducted because new information regarding recent loss trends emerged. To facilitate our understanding of these events and circumstances please describe, supplementally and in detail, your routine annual processes for monitoring and managing these claims. Describe, in expanded detail, the new information that emerged regarding recent loss trends, tell us how it emerged and indicate the period over which this new information became known to the company. Specify the period over which your in-depth review was conducted and describe in detail how this review differed from your regular review process. Finally, please explain how you have bolstered your routine review process "to encourage a proactive assessment of the claims going forward and adjust projected claim costs in a timely manner." We may have further comments upon review of your response.

7. As a related matter, we note that A.M. Best downgraded your financial strength rating to B and your issuer credit rating to bb+ in February 2012 and that each of these ratings were placed under review with negative implications. Supplementally and in detail, describe how each of these events may reasonably be expected to impact the property and casualty insurance operating segment and AMERCO as a whole.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Shifflett at 202-551-3381 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680, Justin Dobbie at 202-551-3469 or me at 202-551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief